OneBeacon Insurance Group, Ltd.
One Beacon Street
Boston, Massachusetts 02108-3100

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.,
Room 1580,
Mail Stop 6010
Washington, D.C. 20549-7010

Attn:    Mr. Jeffrey Riedler

OneBeacon Insurance Group, Ltd.
Registration Statement on Form S-1 (File No. 333-136287)

November 6, 2006

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) OneBeacon Insurance Group, Ltd. hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 2:00 p.m. (Eastern Time) on Wednesday, November 8, 2006, or as soon thereafter as practicable. On behalf of each of the underwriters of the securities to be sold under the Registration Statement, Lehman Brothers Inc. will request acceleration of the Registration Statement under separate cover.

In connection with the request for acceleration of the above-referenced Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on November 6, 2006, OneBeacon Insurance Group, Ltd. (the “Company”) hereby acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform William J. Whelan, III at (212) 474-1644 or Maggie Pisacane at (212) 474-1558, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

ONEBEACON INSURANCE GROUP, LTD.

By	/s/ Thomas L. Forsyth, Esq.
	Name:	Thomas L. Forsyth, Esq.
	Title:	Secretary